UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ChromaDex Corp.

File No. 000-53290 - CF# 25272

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ChromaDex Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 18, 2010.

Based on representations by ChromaDex Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

      Exhibit 10.1   through March 25, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Pamela Howell
        Special Counsel